UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Ontrak, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

44919F 104
(CUSIP Number of Class of Securities)

Terren S. Peizer

Acuitas Group Holdings, LLC

200 Dorado Beach Drive #3831

Dorado, Puerto Rico 00646

310-444-4321

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 22, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44919F 104

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 83,765,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 83,765,266
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,765,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.78%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Based on 101,192,870 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 27,281,404 Shares issued and outstanding as of February 16, 2023, as disclosed to the Reporting Persons, (ii) 2,038,133 Shares issued to Acuitas Capital, (iii) an aggregate of 1,040,000 Shares issuable to Mr. Peizer upon the exercise of certain options, (iv) an aggregate of 33,333,333 Shares issuable to Acuitas Capital upon the exercise of the Exchange Warrants, and (v) an aggregate of 37,500,000 Shares issuable to Acuitas Capital upon the conversion of the Exchange Notes, as described in further detail below in Item 5.

SCHEDULE 13D

CUSIP No. 44919F 104

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,765,266
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 83,765,266
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,765,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.78%[2]
14		TYPE OF REPORTING PERSON (See Instructions) HC; IN

[2]	Based on 101,192,870 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 27,281,404 Shares issued and outstanding as of February 16, 2023, as disclosed to the Reporting Persons, (ii) 2,038,133 Shares issued to Acuitas Capital, (iii) an aggregate of 1,040,000 Shares issuable to Mr. Peizer upon the exercise of certain options, (iv) an aggregate of 33,333,333 Shares issuable to Acuitas Capital upon the exercise of the Exchange Warrants, and (v) an aggregate of 37,500,000 Shares issuable to Acuitas Capital upon the conversion of the Exchange Notes, as described in further detail below in Item 5.

AMENDMENT NO. 15 TO SCHEDULE 13D

This Amendment No. 15 to Schedule 13D (this “Amendment”) is being filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and Terren S. Peizer (“Mr. Peizer”) (collectively, the “Reporting Persons”) to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2010, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2011, Amendment No. 2 to Schedule 13D filed on April 27, 2012, Amendment No. 3 to Schedule 13D filed on September 20, 2012, Amendment No. 4 to Schedule 13D filed on February 14, 2013, Amendment No. 5 to Schedule 13D filed on May 11, 2021, Amendment No. 6 to Schedule 13D filed on July 27, 2021, Amendment No. 7 to Schedule 13D filed on August 16, 2021, Amendment No. 8 to Schedule 13D filed on November 2, 2021, Amendment No. 9 to Schedule 13D filed on April 18, 2022, Amendment No. 10 to Schedule 13D filed on September 2, 2022, Amendment No. 11 to Schedule 13D filed on September 8, 2022, Amendment No. 12 to Schedule 13D filed on November 22, 2022, Amendment No. 13 to Schedule 13D filed on January 4, 2023, and Amendment No. 14 to Schedule 13D filed on January 6, 2023 (as amended and supplemented, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to common stock, par value $0.0001 per share (the “Shares”), of OnTrak, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

ITEM 2.	Identity and Background

Item 2 of the Statement is hereby amended and supplemented by adding the following information:

“The business address of Acuitas and Mr. Peizer is 200 Dorado Beach Drive #3831, Dorado, Puerto Rico 00646.”

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by adding the following information:

“As previously disclosed, on April 15, 2022, Acuitas Capital LLC (“Acuitas Capital”), an entity wholly owned by Acuitas, and the Company entered into a Master Note Purchase Agreement, as amended by that certain First Amendment thereto, dated as of August 12, 2022, that certain Second Amendment thereto, dated as of November 19, 2022 (the “Second Amendment”), and that certain Third Amendment thereto, dated as of December 30, 2022 (the “Third Amendment”) (as amended to date, the “Keep Well Agreement”), pursuant to which, subject to specific conditions, the Company may borrow up to $25.0 million from time to time. In connection with each borrowing under the Keep Well Agreement, the Company agreed to issue a senior secured note to Acuitas Capital or an entity affiliated with it for the amount borrowed (each such note, a “Keep Well Note”). In addition, in connection with each Keep Well Note sold by the Company, the Company agreed to issue Acuitas Capital (or an affiliated entity designated by Acuitas Capital) warrants to purchase shares of the Company’s common stock (the “Keep Well Warrants”), all upon the terms and subject to the conditions specified in the Keep Well Agreement.

As previously disclosed, pursuant to the terms of the Keep Well Agreement, the Company has agreed to seek stockholder approval for certain amendments to the Keep Well Agreement that are subject to stockholder approval, at a special stockholders’ meeting to be held on or before February 20, 2023. All such approvals were obtained at a special meeting of the Company’s stockholders held on February 20, 2023. As a result of such stockholder approval, in accordance with the terms of the Keep Well Agreement, on February 22, 2023, the following transactions occurred:

•	The Company issued to Acuitas Capital 2,038,133 Shares (the “Additional Commitment Shares”).

•	The Company issued new Keep Well Warrants to purchase an aggregate of 33,333,333 Shares, in the form attached as Exhibit B to the Third Amendment (the “Exchange Warrants”), to Acuitas Capital, in exchange for the Keep Well Warrants to purchase an aggregate of 1,775,148 Shares previously issued by the Company to Acuitas Capital pursuant to the Keep Well Agreement. The exercise price of the Exchange Warrants is equal to $0.45 per share (subject to adjustment).

•	The Company issued new Keep Well Notes, in the form attached as Exhibit A to the Third Amendment (the “Exchange Notes”), to Acuitas Capital, in exchange for the Keep Well Notes previously issued by the Company to Acuitas Capital evidencing the $15.0 million in principal amount borrowed by the Company from Acuitas Capital under the Keep Well Agreement.

The Exchange Notes give Acuitas Capital, at its election, the right to convert the entire principal amount of such notes, plus all accrued and unpaid interest thereon, in whole or in part, into Shares at a conversion price equal to the lesser of (i) $0.40 per share (subject to adjustment) and (ii) the greater of (a) the closing price of the Company’s common stock on the trading day immediately prior to the applicable conversion date and (b) $0.15 (subject to adjustment). The Exchange Notes are immediately convertible into an aggregate of 37,500,000 Shares (assuming a conversion price of $0.40 per share). If the Exchange Notes are so converted, the Company will issue to Acuitas Capital five-year warrants to purchase an aggregate of 37,500,000 Shares (assuming (i) a conversion price of $0.40 per share, and (ii) any accrued interest thereon is paid in cash).

Additionally, on February 22, 2023, as a result of Acuitas Capital’s beneficial ownership of the Company’s capital stock being equal to at least a majority of the voting power of the Company’s outstanding capital stock, and in accordance with the terms of the Keep Well Agreement, Acuitas Capital and the Company entered into a stockholders agreement, in the form attached as Appendix C to the Keep Well Agreement (the “Stockholders Agreement”), which is further described in Item 6 below.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) of the Statement is amended and restated in its entirety as follows:

“(a) and (b)

All percentages of Shares outstanding contained herein are based on 101,192,870 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 27,281,404 Shares issued and outstanding as of February 16, 2023, as disclosed to the Reporting Persons, (ii) 2,038,133 Shares issued to Acuitas Capital as Additional Commitment Shares, as described above in Item 4, (iii) an aggregate of 1,040,000 Shares issuable upon the exercise of options previously granted to Mr. Peizer that have become vested, (iv) an aggregate of 33,333,333 Shares issuable to Acuitas Capital upon the exercise of the Exchange Warrants, as described above in Item 4, and (v) an aggregate of 37,500,000 Shares issuable to Acuitas Capital upon the conversion of all of the Exchange Notes, as described above in Item 4. The amounts of Shares, as well as the various exercise prices, conversion prices and similar amounts, reported in this Statement, neither reflect nor give effect to the Company’s proposed reverse stock split, which proposal was approved by the Company’s stockholders on February 20, 2023.

As of February 22, 2023, each of the Reporting Persons may be deemed to have beneficial ownership of 83,765,266 Shares, consisting of:

(i)	11,891,933 Shares beneficially owned by the Reporting Persons as of the date hereof (including 2,038,133 Shares issued to Acuitas Capital as Additional Commitment Shares, as described in Item 4 above);

(ii)	an aggregate of 1,040,000 Shares underlying options previously granted to Mr. Peizer that have become vested;

(iii)	an aggregate of 33,333,333 Shares underlying the Exchange Warrants issued to Acuitas Capital, in exchange for the Keep Well Warrant previously issued to Acuitas on August 29, 2022, September 7, 2022, and January 5, 2023; and

(iv)	37,500,000 Shares issuable to Acuitas Capital upon the conversion of all of the Exchange Notes issued on February 22, 2023 (assuming (i) a conversion price equal to $0.40 per share and (ii) any accrued interest thereon is paid in cash).

The Shares beneficially owned by the Reporting Persons as of the date hereof represent approximately 82.78% of the total outstanding Shares. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 83,765,266 Shares with Mr. Peizer. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 83,765,266 Shares.

Assuming the issuance of all of the remaining Keep Well Warrants and the conversion of all Keep Well Notes into Shares (at a conversion price equal to $0.40 per share), each of the Reporting Persons would be deemed to have beneficial ownership of 193,487,488 Shares, consisting of:

(i)	11,891,933 Shares beneficially owned by the Reporting Persons as of the date hereof;

(ii)	an aggregate of 1,040,000 Shares underlying options previously granted to Mr. Peizer that have become vested;

(iii)	an aggregate of 33,333,333 Shares underlying the Exchange Warrants issued to Acuitas Capital, in exchange for the Keep Well Warrant previously issued to Acuitas on August 29, 2022, September 7, 2022, and January 5, 2023;

(iv)	the remaining 22,222,222 Shares underlying the Keep Well Warrants issuable to Acuitas Capital (or an affiliated entity designated by Acuitas Capital) upon the funding of the remaining principal amount under the Keep Well Agreement;

(v)	62,500,000 Shares issuable to Acuitas Capital upon the conversion of all Keep Well Notes, consisting of (a) 37,500,000 Shares issuable to Acuitas Capital upon the conversion of all of the Exchange Notes issued on February 22, 2023 and (b) 25,000,000 Shares issuable to Acuitas Capital upon the conversion of the remaining Keep Well Notes issuable to Acuitas Capital under the Keep Well Agreement (assuming (i) a conversion price equal to $0.40 per share and (ii) any accrued interest on the Keep Well Notes is paid in cash); and

(vi)	62,500,000 Shares underlying the warrant issuable to Acuitas Capital upon the conversion of all Keep Well Notes (assuming (i) a conversion price equal to $0.40 per share and (ii) any accrued interest on the Keep Well Notes is paid in cash).

However, the total number of Shares issuable to Acuitas upon the exercise of the Keep Well Warrants and the conversion of the Keep Well Notes is subject to the Issuance Cap, as previously described.”

ITEM 6.	Contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Item 6 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 above, which information is incorporated by reference herein, and to add the following:

“Under the terms of the Stockholders Agreement, during any period that Acuitas Capital’s and its affiliates’ beneficial ownership of the Company’s capital stock equals at least 50% of the Company’s outstanding capital stock, Acuitas Capital agrees to vote the Shares it beneficially owns (a) in favor of an amendment to the Company’s certificate of incorporation or bylaws that would require the Company’s board of directors to include not fewer than three independent directors at all times, (b) in favor of the election or re-election of independent directors nominated for election by the Company’s board of directors or by the nominating committee thereof unless the failure of a nominee to be elected or relected to the Company’s board of directors would not result in the Company having fewer than three independent directors following such election, and (c) against any proposal or action that would result in the Company’s board of directors having fewer than three independent directors at all times. Additionally, pursuant to the terms of the Stockholders Agreement, during any period that such beneficial ownership of Acuitas Capital and its affiliates equals at least 50% of the Company’s outstanding capital stock, the Company will not to enter into any transaction between the Company or any of its affiliates, on the one hand, and Acuitas or any of its affiliates (excluding the Company and its affiliates), on the other hand, unless such transaction is approved by a majority of the independent directors then serving on the Company’s board of directors.

The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the full text of the Stockholders Agreement, the form of which is attached as Appendix C to the Keep Well Agreement, as previously filed as Exhibit 99.14 to Amendment No. 9 to Schedule 13D.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 23, 2023

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

/s/ Terren S. Peizer
Terren S. Peizer